THE NEW HOME COMPANY LLC

95 Enterprise, Suite 325

Aliso Viejo, California 92656

January 28, 2014

VIA EDGAR AND EMAIL

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The New Home Company LLC (to be converted into

The New Home Company Inc., the “Company”)

Registration Statement on Form S-1 (File No. 333-189366)

Dear Mr. Ingram:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the registration statement on Form S-1 (File No. 333-189366) (the “Registration Statement”), at 3:00 p.m. Eastern Time on January 30, 2014, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE NEW HOME COMPANY LLC

By:	/s/ H. Lawrence Webb
Name: H. Lawrence Webb Title: Chief Executive Officer

January 28, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram and Asia Timmons-Pierce

Re:	The New Home Company Inc.
Registration Statement No. 333-189366

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus issued on January 21, 2014, and included as part of Amendment No. 9 to the above-mentioned Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014, was distributed during the period from January 21, 2014 through 5:00 P.M., Eastern Time, on January 27, 2014, approximately as follows:

2,848 prospectuses to underwriters

1,196 prospectuses to institutions and others

Total: 4,044

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of The New Home Company Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 3:00 P.M., Eastern Time, on January 30, 2014, or as soon as possible thereafter.

***

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard Moriarty
Name: Richard Moriarty Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Suhasini Cetlur
Name: Suhasini Cetlur Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Eric A. Anderson
Name: Eric A. Anderson Title: Vice Chairman